Exhibit 99.392

Nextech AR Signs Multi-year Virtual Event &

Marketplace Contract With Restaurants Canada

As Omicron Variant Emerges, Company Sees Uptick In Its Virtual Events Business

VANCOUVER, B.C., Canada – December 21, 2021 - Nextech AR Solutions Corp. (“Nextech”or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29), a Metaverse Company and leading provider of augmented reality (“AR”) experience technologies and services is very pleased to announce a multi-year, Metaverse marketplace deal with Restaurants Canada. Founded as the Canadian Restaurant and Foodservice Association in 1944, Restaurants Canada is the largest foodservice organization in Canada with over 30,000 members. This deal utilizes the company's virtual events and Metaverse Studio as a managed service, which includes 3D AR booths, human holograms, 3D AR product experiences, and augmented reality ads. The company will also build a “metaverse marketplace” which allows members and vendors to virtually meet with one another and see all products and services under one umbrella.

Due to the COVID-19 pandemic, earlier this year Restaurants Canada chose to put on its annual RC Show as a virtual event hosted on Nextech’s platform. As a result of the huge success of the February 2021 virtual RC Show, Restaurants Canada has now signed a multi-year pivotal industry deal with Nextech. Through Nextech’s virtual events platform now called ARitize Events 3D, RC Show 2021 attendees had access to an interactive virtual trade show floor and exhibitor booths, broadcast-quality content, and interactive demonstrations. The event also featured augmented reality technology, including human holograms and 3D AR booths - see CNBC TV feature here.

In combination with the upcoming in-person and virtual 2022 RC Show, taking place Feb 27 - Mar 1, 2022, the Company will create a new industry standard for the entire foodservice and hospitality industry in Canada with the launch of this new “metaverse marketplace”, using Nextech’s immersive AR technology to create meaningful connections with Restaurants Canada's members. This fusion of a virtual events platform with a 3D Metaverse marketplace solution is unique to the foodservice industry in Canada, and offers a major opportunity to expand this type of hybrid solution into other industry sectors globally.

Christopher Barry, Director of Membership at Restaurants Canada further elaborates on the Metaverse Marketplace: “The Metaverse Marketplace allows brands to market their product or service and set up live meetings. With the ability for operators to no longer have to physically travel to meet their supplier, this results in more engagement and conversion for brands within the marketplace. It's a one-stop shop for people to come to do business”. With plans for up to 5000 virtual vendor booths serving 30,000+ members, this unique Marketplace will be a thriving centre for ecommerce and will leverage Nextech’s 3D Augmented Reality solutions for products and advertisements. Vendors will be able to show their products in 3D, allowing members to interact at a higher level.

Nextech anticipates generating additional revenue from add-ons like its ad network, ARitize Ads, which has the capability to display throughout the event and digital marketplace. This is not only a showcase of Nextech’s technology as an integrated, seamless platform, but also provides a large revenue sharing opportunity for Nextech.

Evan Gappelberg, CEO of Nextech AR commented,“This multi-year deal is a very substantial validation of both our virtual events platform and new 3D Metaverse Marketplace. The opportunity for revenue potential is significant and we are excited to partner with Restaurants Canada again while having the opportunity to showcase our ad network, AR features and 3D product visualizations to 30,000 industry pros. He continues “With the Omicron variant spreading globally live events are being scaled back or canceled and the world is once again looking for virtual event platforms, marketplaces, and 3D product visualizations which is causing a spike in our business”.

Todd Barclay, President and CEO, Restaurants Canada commented, “The Nextech platform offered a much more sophisticated experience for our attendees and exhibitors. The engagement levels were high and created what felt like a personal connection, in what would otherwise be an impersonal platform.” He continues, “With Nextech, we look forward to providing the foodservice and hospitality industry with an innovative solution that can help our members grow their business.”

Click here to see what Restaurants Canada had to say about working with Nextech AR for the 2021 RC Show.

About Restaurants Canada

Restaurants Canada is a national, not-for-profit association advancing the potential of Canada’s diverse and dynamic foodservice industry through member programs, research, advocacy, resources and events. Before the start of the COVID-19 pandemic, Canada’s foodservice sector was a $95 billion industry, directly employing 1.2 million people, providing Canada’s number one source of first jobs and serving 22 million customers across the country every day. The industry has since lost hundreds of thousands of jobs and billions in sales due to the impacts of COVID-19.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.Nextechar.com.

Nextech AR Solutions Corp.
Contact: Lindsay Betts
investor.relations@nextechar.com
866-ARITIZE (274-8493) Ext 7201

About Nextech AR

Nextech AR Solutions is a Metaverse company that develops and operates augmented reality (“AR”) platforms, transporting three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

Nextech focuses on developing AR solutions for the Metaverse, however most of the Company’s revenues are derived from three e-Commerce platforms: vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”). VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

Forward-looking Statements

The CSE and the NEO have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the completion of the transaction are subject to known and unknown risks, uncertainties and other factors. There can be no assurance that such statements will prove to be accurate, as future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.